TRILOGY INTERNATIONAL PARTNERS INC.
(the "Corporation")

Special Meeting of Shareholders
March 15, 2022 (the "Meeting")

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations*

The below table sets out the total common shares ("**Common Shares**") of the Corporation that were present at the Meeting. The record date (the "**Record Date**") for the Meeting was February 1, 2022.

Common Shares represented at the Meeting:	66,735,126
Total issued and outstanding Common Shares as at the Record Date:	87,502,189
Percentage of issued and outstanding Common Shares represented:	76.267%

Business of the Meeting

1. The shareholders voted by way of ballot and the special resolution approving the sale of Two Degrees Group Limited, representing a sale of substantially all of the Corporation's assets (the "**Transaction**"), was passed.

For the Motion:	66,735,101 (100.000%)
Against the Motion:	25 (0.000%)
Total Securities Voted:	66,735,126 (76.267% of Common Shares issued and outstanding as of the Record Date)

2. The shareholders voted by way of ballot and the special resolution approving the reduction in the capital of the Common Shares, to facilitate the distribution, in one or more installments, of all or a portion of the net cash proceeds received by the Corporation from the Transaction, was passed.

For the Motion:	66,735,101 (100.000%)
Against the Motion:	25 (0.000%)
Total Securities Voted:	66,735,126 (76.267% of Common Shares issued and outstanding as of the Record Date)

The final scrutineer's report is attached to this report as Schedule 1.

No other business was voted upon at the Meeting.

Dated: March 15, 2022

SCHEDULE 1

SCRUTINEER REPORT

[*Please see attached.*]

TRILOGY INTERNATIONAL PARTNERS INC.

SPECIAL MEETING OF SHAREHOLDERS
MARCH 15, 2022

TSX Trust Company
hereby reports that:

0	Holder(s) represented in person or by proxy	0	shares
87	Management proxies received representing	66,735,126	shares
	Total represented at the meeting	66,735,126	shares
	Percentage of 87,502,189 outstanding	76.267	%

MANAGEMENT PROXY VOTES

APPROVAL OF SALE OF EQUITY INTERESTS IN TWO DEGREES GROUP LIMITED

66,735,101	shares represented by proxy VOTED FOR	(100.000%)
25	shares represented by proxy VOTED AGAINST	(0.000%)

APPROVAL OF CAPITAL REDUCTION AND RETURN OF CAPITAL

66,735,101	shares represented by proxy VOTED FOR	(100.000%)
25	shares represented by proxy VOTED AGAINST	(0.000%)

Dated this 15 th day of March, 2022

TMX | TSX Trust

" Christopher de Lima "
Scrutineer